UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

THE HOWARD HUGHES CORPORATION
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
44267D107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:

Andrew G. Dietderich, Esq.
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000
November 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44267D107

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,484,684 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

5,484,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,484,684

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 Includes Series A-2 warrants (“Warrants”) currently exercisable for 1,916,667 shares of common stock par value $0.01 per share (’Common Share”) of the Howard Hughes Corporation (the “Issuer”).
2 This calculation is rounded down to the nearest tenth and is based on 37,718,326 Common Shares of the Issuer outstanding as of November 9, 2010 as reported in Amendment No. 1 to Form S-11 filed by the Issuer on November 8, 2010 (the “Form S-11”) and 1,916,667 Common Shares issuable upon exercise of the Warrants.

CUSIP No.	44267D107

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,484,684 [3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

5,484,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,484,684

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
3 Includes Warrants currently exercisable for 1,916,667 Common Shares.
4 This calculation is rounded down to the nearest tenth and is based on 37,718,326 Common Shares of the Issuer outstanding as of November 9, 2010 as reported in the Form S-11 and 1,916,667 Common Shares issuable upon exercise of the Warrants.

CUSIP No.	44267D107

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,622,919 [5]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

3,622,919

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,622,919

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
5 Includes Warrants currently exercisable for 1,701,076 Common Shares.
6 This calculation is rounded up to the nearest tenth and is based on 37,718,326 Common Shares of the Issuer outstanding as of November 9, 2010 as reported in the Form S-11 and 1,701,076 Common Shares issuable upon exercise of the Warrants.

CUSIP No.	44267D107

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,484,684 [7]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

5,484,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,484,684

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
7 Includes Warrants currently exercisable for 1,916,667 Common Shares.
8 This calculation is rounded down to the nearest tenth and is based on 37,718,326 Common Shares of the Issuer outstanding as of November 9, 2010 as reported in the Form S-11 and 1,916,667 Common Shares issuable upon exercise of the Warrants.

Item 1. Security and Issuer
This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Share”), of the Howard Hughes Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 110 North Wacker Drive, Chicago, Illinois 60606.
As of November 19, 2010, the Reporting Persons (as defined below) beneficially owned an aggregate of 3,568,017 Common Shares (the “Subject Shares”) as well as currently exercisable Series A-2 warrants (the “Warrants”) to purchase an additional 1,916,667 Common Shares, representing approximately 13.8% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 5,399,839 notional Common Shares under certain cash-settled total return swaps (the “Swaps”), bringing their total aggregate economic exposure to 10,884,523 Common Shares (approximately 27.5% of the outstanding Common Shares).
Item 2. Identity and Background
(a), (f) This Schedule 13D is being filed by: (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, dated as of November 19, 2010, a copy of which is attached hereto as Exhibit 99.1.
(b) The business address of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.
(c) Pershing Square’s principal business is serving as investment advisor to certain affiliated funds. PS Management’s principal business is serving as the sole general partner of Pershing Square. Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership, and Pershing Square II, L.P., a Delaware limited partnership. The principal occupation of William A. Ackman is serving as the managing member of each of PS Management and Pershing Square GP.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., a Delaware limited partnership, Pershing Square II, L.P., a Delaware limited partnership, Pershing Square International, Ltd. a Cayman Islands exempted company (including its wholly-owned subsidiary PSRH, Inc., a Cayman Islands corporation (“PSRH”)) (collectively, the “Pershing Square Funds”).
Pursuant to the terms of the Stock Purchase Agreement (as defined below in Item 4), on November 9, 2010, Pershing Square, on behalf of the Pershing Square Funds, purchased 1,212,309 Common Shares at $47.62 per share for a total investment of $57,729,000. The Pershing Square Funds also received for their account 1,916,667 Warrants as part of their aggregate equity and debt investment of approximately $1.06 billion. This included consideration for 65,283,534 shares of common stock of newly reorganized General Growth Properties, Inc., a Delaware corporation (“New GGP”) (such shares, “New GGP Shares”) and warrants to purchase an additional 16,428,571 New GGP Shares, a portion of which are subject to vesting requirements that may result in forfeiture under some circumstances. The source of funds was derived from the capital of the Pershing Square Funds.
On October 21, 2010, the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) confirmed the Third Amended Joint Plan of Reorganization (the “Plan”) under chapter 11 of the Bankruptcy Code of General Growth Properties, Inc. (“Old GGP”), and certain of its domestic subsidiaries. On November 9, 2010, the Plan became effective. Pursuant to the Plan, Old GGP spun-off the Issuer as an independent, publicly-listed company and exchanged each share of its common stock for, in addition to other consideration, approximately 0.098 Common Shares. As a result of the foregoing, on November 9, 2010, 23,953,782 shares of Old GGP common stock owned by the Reporting Persons were exchanged for 2,355,708 Common Shares for no additional consideration. In addition, Pershing Square, on behalf of the Pershing Square Funds, entered into the Swaps. The source of funds for such transactions was derived from the capital of the Pershing Square Funds.

Item 4. Purpose of Transaction
The Reporting Persons hold their stake for investment purposes. Representatives of the Reporting Persons expect to conduct discussions from time to time with management of the Issuer, other stockholders of the Issuer or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
On November 9, 2010, Pershing Square, on behalf of the Pershing Square Funds, and GGP entered into an Amended and Restated Stock Purchase Agreement (“Stock Purchase Agreement”), which is filed as Exhibit 99.2 hereto and incorporated herein by reference. Pursuant to the terms of the Stock Purchase Agreement, in addition to the acquisition of certain securities of New GGP, Pershing Square, on behalf of the Pershing Square Funds, acquired 1,212,309 Common Shares and 1,916,667 Warrants. Each Warrant entitles the holder to purchase one Common Share at an initial price of $50.00 per share. The number of shares underlying each warrant and the exercise price of each warrant are both subject to adjustment as provided in the Warrant Agreement (as defined below). The Warrants are settled on a net share basis. Upon the occurrence of certain change in control events, as described in the Warrant Agreement (as defined below), a holder of Warrants may elect by written notice to require Issuer to redeem the Warrants and pay to such holder an amount in cash equal to the fair value of the Warrants as of the date of such change in control event. The Warrants expire as of the close of business on the Expiration Date. None of the Pershing Square Funds is entitled to voting rights, or any similar rights, in the Common Share underlying a Warrant prior to the exercise of such Warrant.
Additionally, pursuant to the terms of the Stock Purchase Agreement, Pershing Square, on behalf of the Pershing Square Funds, obtained the right to appoint three members of the Issuer’s nine-member board of directors (the “HHC Board”). On November 9, 2010, (i) William A. Ackman, CEO of Pershing Square and Chairman of the HHC Board (ii) Gray Krow, former President, CEO and a director of GiftCertificates.com and former President of Comdata Corporation, a subsidiary of Ceridian Corporation, and (iii) Allen Model, Co-Founder, Treasurer and Managing Director of Overseas Strategic Consulting, Ltd., and a member of Pershing Square’s advisory board, were appointed to the HHC Board by Pershing Square.
On November 9, 2010, the Issuer and each of (1) Pershing Square, on behalf of the Pershing Square Funds, and (2) Blackstone Real Estate Partners VI L.P., a Delaware limited partnership, Blackstone Real Estate Partners (AIV) VI L.P., a Delaware limited partnership, Blackstone Real Estate Partners VI.F L.P., a Delaware limited partnership, Blackstone Real Estate Partners VI.TE.1 L.P., a Delaware limited partnership, Blackstone Real Estate Partners VI.TE.2 L.P., a Delaware limited partnership, Blackstone Real Estate Holdings VI L.P., a Delaware limited partnership, Blackstone GGP Principal Transaction Partners L.P., a Delaware limited partnership (collectively “Blackstone”) entered into a Registration Rights Agreement, which is filed as Exhibit 99.3 hereto and incorporated herein by reference.
On November 9, 2010, Pershing Square, on behalf of the Pershing Square Funds, and Issuer entered into a Standstill Agreement, which is filed as Exhibit 99.4 hereto and incorporated herein by reference.
On November 9, 2010, Pershing Square, on behalf of the Pershing Square Funds, and Issuer entered into a Shareholder Letter Agreement, which is filed as Exhibit 99.5 hereto and incorporated herein by reference.
On November 9, 2010, Issuer and Mellon Investor Services LLC, a New Jersey limited liability company (“Mellon”) entered into a Warrant Agreement (“Warrant Agreement”), pursuant to which Mellon agreed to act as a Warrant Agent in connection with the issuance, transfer, exchange, replacement and exercise of the Warrant Certificates issued to the Pershing Funds. The Warrant Agreement is filed as Exhibit 99.6 hereto and incorporated herein by reference.

Item 5. Interest in Securities of Issuer
(a), (b) Based upon Issuer’s Amendment No. 1 to Form S-11 filed by the Issuer on November 8, 2010 (the “Form S-11”) there are 37,718,326 Common Shares of the Issuer outstanding as of November 9, 2010. Based on the foregoing, the Subject Shares and Warrants represent approximately 13.8% of the Common Shares issued and outstanding as of such date and 1,916,667 Common Shares issuable upon exercise of the Warrants.
Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares held for the benefit of Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D.
(c) Exhibit 99.7, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares, Warrants and Swaps that were effected during the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the Common Shares held by the accounts managed by Pershing Square may be delivered to such accounts.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer
The information set forth in Item 4 and Item 5 is incorporated herein by reference.
The Subject Shares and Warrants are beneficially owned by the Reporting Persons. Furthermore, the Reporting Persons entered into the Swaps for the benefit of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. (or its wholly-owned subsidiary, PSRH). The Swaps constitute economic exposure to approximately 5,399,839 notional Common Shares.
Under the terms of the Swaps (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of Common Shares subject to the applicable Swap as of the expiration date of such Swap, plus interest at the rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of Common Shares subject to the applicable Swap as of the expiration date of the Swaps. With regard to certain of the Swaps, any notional dividends on such notional Common Shares will be paid to the applicable Pershing Square Fund during the term of the Swap. With regard to the balance of the Swaps, any notional dividends on such notional Common Shares during the term of the Swaps will be paid to the applicable Pershing Square Fund at maturity. All balances will be cash settled at the expiration date of the Swaps. The Pershing Square Funds’ third party counterparties for the Swaps include entities related to Citibank, Morgan Stanley, Société Générale and UBS.
The Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any notional Common Shares that may be referenced in such contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty (or its affiliates) to the contracts.
In addition to the agreements referenced above, the Reporting Persons from time to time, may enter into and dispose of additional cash-settled total return swaps or other similar derivative transactions with one or more counterparties that are based upon the value of Common Shares, which transactions could be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Common Shares, relative value of the Common Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Common Shares may be included or a combination of any of the foregoing.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and GGP

Exhibit 99.3	Registration Rights Agreement, dated November 9, 2010, among Pershing Square, on behalf of the Pershing Square Funds, Blackstone, and Issuer

Exhibit 99.4	Standstill Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer

Exhibit 99.5	Shareholder Letter Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer

Exhibit 99.6	Warrant Agreement, dated November 9, 2010, between Issuer and Mellon

Exhibit 99.7	Trading Data

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 19, 2010	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
PS Management GP, LLC,
	By:	its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and GGP

Exhibit 99.3	Registration Rights Agreement, dated November 9, 2010, among Pershing Square, on behalf of the Pershing Square Funds, Blackstone, and Issuer

Exhibit 99.4	Standstill Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer

Exhibit 99.5	Shareholder Letter Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer

Exhibit 99.6	Warrant Agreement, dated November 9, 2010, between Issuer and Mellon

Exhibit 99.7	Trading Data